Filed by ARMOUR Residential REIT, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Enterprise Acquisition Corp.
Commission File No.: 001-33736

ENTERPRISE
ACQUISITION
CORPORATION

Proposed Merger with

ARMOUR
RESIDENTIAL REIT

100% AGENCY RESIDENTIAL MORTGAGE REIT
July 29, 2009

Forward-Looking Statement/Safe Harbor Statement

Certain statements made in this presentation regarding the proposed merger between Enterprise Acquisition Corp. (“EAC”) and Armour Residential REIT, Inc. (“ARMOUR” or the “Company”), and any other statements regarding the parties’ future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. Forward-looking statements include but are not limited to statements regarding the parties’ expectations for the consummation of the proposed merger, the projections for the ARMOUR business, and plans for future growth and operational improvements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements as well as the factors described in Enterprise's Annual Report on Form 10-K for the period ended December 31, 2008 and its Reports on Form 10-Q for the three months ended March 31, 2009, and the factors that will be included in the definitive proxy statement that Enterprise will file regarding the proposed merger. The parties assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

A definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the business combination. Enterprise urges investors and stockholders to read the proxy statement when it becomes available and any other relevant documents filed by Enterprise with the SEC because they will contain important information. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Enterprise Acquisition Corp., 6800 Broken Sound Parkway, Boca Raton, Florida 33487. The definitive proxy statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Enterprise and certain of its directors and officers, and ARMOUR and certain of its directors and officers, may be deemed to be participants in the solicitation of proxies from the holders of Enterprise stock in respect of the proposed transaction. The names of Enterprise’s directors and executive officers and a description of their interests in Enterprise is set forth in Enterprise’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission on March 16, 2009. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Enterprise’s and ARMOUR’s directors and officers in the proposed merger by reading the proxy statement when it becomes available.

Transaction Highlights

ARMOUR Residential REIT, Inc. to go public via a merger with Enterprise Acquisition Corp.

ARMOUR is an externally-managed real estate investment trust that will invest, on a levered basis, in Agency residential mortgage-backed securities

Transaction will provide up to $250 million of equity capital

Management team led by two executives with forty-eight years of combined experience in mortgages, asset backed securities and Agency mortgage REIT management

Strong focus on risk management in portfolio composition and hedging

Shareholder-friendly fee structure: 1.5% of shareholders’ equity; 0.75% above $1 billion; no incentive/performance fees

Currently priced at approximately 1.04x book value per share *

Strong corporate governance-separate Chairman and CEO roles

Expected close: 4Q 2009

Trading symbols (NYSE Alternext US): EST (stock), EST.WS (warrant), EST.U (unit)

* Assumes $250 million transaction and stock price as of July 27, 2009 (see page 11 for calculation)

Overview

Management team, relationships and infrastructure

   ARMOUR will be managed by experienced mortgage and capital markets professionals who have successfully executed mortgage investment strategies

   Relationships with dealers already established

   Back office in place; support staff identified

Compelling strategy and attractive, risk-adjusted returns

   High teens gross return on equity in a government guaranteed liquid asset class with moderate leverage and extensive risk mitigation

-     Low duration asset portfolio and extensive use of swaps to limit rate risk

-     Targeted equity duration of 1-1.5 years

-     Targeting 40% of unlevered equity in cash, triple the amount of comparable REITs

-     Change in Agency strategy would require charter amendment by shareholder vote

Attractive existing market opportunities

   Agency residential MBS valuations are at historically very attractive levels and can provide mid- to high-teens return on equity with moderate leverage

   Mortgage market disarray has created greater than normal Agency mortgage supply

   Mortgage industry capacity reduction, credit and home valuation issues make prepayments much more inelastic

Transaction structure and metrics

   Enterprise management cancelling 6.15mm existing shares (98% of founders’ shares) to reduce dilution to existing shareholders

   Warrant strike moved to $11.00; expiration moved to 2012

   Aggregate transaction costs approximately 50% less than traditional IPO

   Attractive valuation relative to comparables

Seasoned ARMOUR Management Team

Name	Current/Prior Experience

Jeffrey J. Zimmer Co-CEO, President	2003-2008, Co-founder, President and CEO of Bimini Capital Management, a publicly traded REIT with up to $4bn of agency mortgage assets
1990–2003, Managing Director at RBS/Greenwich Capital in Mortgage‐Back and Asset-Back Departments
1984–1990, worked at Drexel Burnham Lambert in Institutional Mortgage Backed Sales

Scott J. Ulm Co-CEO, CIO, Head of Risk Management	2005-present, CEO of Litchfield Capital Holdings, a structured finance manager
1986–2005, held various senior positions with Credit Suisse in New York and London, including:

•

Global Head of Asset Backed Securities

•

Head of US and European Debt Capital Markets

•

Global Co‐Head of Collateralized Debt Obligations

•

Member of Fixed Income Operating Committee and European Investment Banking Operating Committee

Daniel C. Staton ARMOUR Non- Executive Chairman Enterprise President, Chief Executive Officer and Director	1999-Present, Independent Director of Public Storage (NYSE: PSA), Chairman of the Compensation Committee
• 1997-1999, Chairman of Storage Realty Trust; Founding Director from 1994-1997 • In 1999, led merger of Storage Realty Trust with Public Storage
1997‐2007, President of the Walnut Group and Staton Capital, private investment firms
1993-1997, COO and Founding Director of Duke Realty Investments, Inc. (NYSE: DRE); General Manager and Partner of Duke Associates from 1981-1993

Marc H. Bell ARMOUR Director Enterprise Chairman of the Board and Treasurer	2003‐present, Managing Director of Marc Bell Capital Partners LLC, a private investment firm
• Specializes in media, entertainment, real estate, and distressed assets
2004‐present, President and CEO of FriendFinder Networks, Inc.
1998-2001, Founder, Chairman and CEO of Globix Corporation, a full service commercial Internet Service Provider

ARMOUR Investment Strategy

Income	Mid- to high-teens gross return on equity in a U.S. Agency guaranteed liquid asset class
— ARMOUR believes that today’s favorable low rate financing environment will continue for the foreseeable future

Valuation	ARMOUR created at just over book value—approximately 1.04x
— Median publicly traded Agency REITs currently valued at 1.23x book value
— As investors see continued mid‐ to high‐teens dividend performance, investors may have further equity valuation improvement

Duration	Low duration portfolio and extensive use of swaps to limit rate risk
— Targeting asset duration of 2.0‐2.5, lower than most agency RMBS REITs
— Targeting swap of 60–65% of non‐true ARM positions
— Targeting equity duration of 1.0‐1.5 after netting out the effects of swaps

Liquidity	Conservative approach to liquidity management
— Targeting 40% of unlevered equity in cash, triple the amount of comparable REITs

Attractive Existing Market Opportunity

Market conditions are exceptionally favorable for the implementation of ARMOUR’s business plan

Valuation	Agency residential mortgage valuations are historically very attractive vs. swaps and funding rates

Supply	Mortgage market disarray has created greater than normal Agency mortgage supply

Interest Rates	Favorable low funding rates and the steep yield curve are likely to persist – though the ARMOUR business can be profitable in most yield curve environments

Borrowers	Borrowers have become inelastic in their ability to refinance, due to deteriorating household credit and decreasing housing prices

Government	U.S. Government support for FNMA and FHLMC is no longer ambiguous, however Agency security prices/yields do not fully reflect this support

Mortgage Valuations are Historically Attractive vs. Swap Rates

ARMOUR Proxy Portfolio Snapshot

See details on the following pages

Proxy Portfolio

Details generated from live dealer offerings and live market prices

Gross ROE Opportunity

Swaps cost ARMOUR 6.05% today, but provide great benefits

Mid- to High-Teens Gross ROE Opportunities Today

Publicly-Traded Agency REITs

Ticker	Stock Price	Market Cap ($mm)	Cash as % of Equity	1Q 2009 P/BV [1]	1Q 2009 P/Historical BV [2]	Dividend Yield
Annaly Capital Management, Inc.	NLY	$16.70	$9,090	12.7%	1.14x	1.32x	12.0%
MFA	MFA	7.58	1,686	27.8	1.23	1.03	11.6
Hatteras Financial	HTS	30.27	1,096	13.9	1.36	1.43	13.9
Capstead	CMO	13.24	839	11.9	1.27	1.35	16.9
(Anworth)	ANH	7.56	759	10.1	1.13	1.06	15.9
American Capital	AGNC	23.80	357	18.6	1.24	1.24	14.3
Cypress Sharpridge	CYS	12.75	231	na	1.05	1.05	na
Median				**13.3%**	**1.23x**	**1.24x**	**14.1%**

Source: FactSet, SNL; market data as of 7/27/09; financial data as of 3/31/09

Notes:

(1) 1st Quarter 2009 Price/Book Value calculated as common equity per share

(2) 1st Quarter 2009 Price/Historical Book Value calculated as common equity less accumulated other comprehensive income per share

Investment Opportunity

Investment structure and elimination of sponsor promote creates pro forma company at an attractive valuation relative to publicly traded peers

	No Redemption	Max Redemption ¹

Pro Forma Equity Value ($mm) ²	$237.3	$100.2

Shares Outstanding (#mm)	25.1	10.8

Pro Forma BVPS	$9.45	$9.32

Price per Share (7/27/09)	$9.85	$9.85

Price / Pro Forma BVPS	1.04x	1.06x

Agency REIT Median P/BVPS ³	1.23x	1.23x

Notes: Reflects 6.15mm shares retired from EST sponsors; does not include effect of out‐of‐the‐money warrants

(1)

Assumes 14.3mm shares repurchased at cash in trust value of $9.98 per share

(2)

Assumes offering fees and deferred underwriters’ expense of $9.9mm in No Redemption and $5.6mm in Max Redemption scenarios

(3)

Includes AGNC, ANH, CMO, CYS, HTS, MFA and NLY as of July 27, 2009

Transaction Structure

Investment Summary

Market Opporunity	Historically attractive mortgage valuations versus swaps and funding rates
Beneficial and persistent rate environment
Benign prepayment environment due to borrower inelasticity facilitates hedging and lowers risk

Investment Team	Deep, broad experience and disciplined investment approach
Forty-eight years of combined experience includes mortgages and asset backed securities and Agency mortgage REIT management
Established relationships and infrastructure

Structure Creates Attractive Return Profile	EST’s public stockholders expected to create ARMOUR at 1.04x initial Book Value vs. 1.23x median for Agency public peers High targeted return on equity with moderate leverage

Conservative Approach	Investing in Agency-only assets with U.S. Agency guarantee
Extensive use of swaps
Low equity duration
Conservation of unlevered equity in cash

Appendix A

Management and Board Biographies

Management Biographies

Jeffrey J. Zimmer is the Co-Chief Executive Officer and President of ARMOUR. Mr. Zimmer has significant experience in the mortgage-backed securities market over a 25 year period. From 2003 through April 2008 he was President and Chief Executive Officer of Bimini Capital Management, Inc. a publicly traded REIT which owned as much as $4 billion of agency mortgage assets. He was co-founder of the company, took it public, and orchestrated secondary public offerings and long term debt issuance. Prior to that he was a managing Director at RBS/Greenwich Capital in the Mortgage-Backed and Asset-backed Department from 1990 through 2003 where he held various positions that included working closely with some of the nation’s largest mortgage banks, hedge funds, and investment management firms on various mortgage-backed securities investments. He has sold and researched almost every type of mortgage-backed security in his many years in the mortgage business. He has negotiated terms on and participated in the completion of dozens of new underwritten public and privately placed mortgage-backed deals. Mr. Zimmer was employed at Drexel Burnham Lambert in the institutional mortgage-backed sales area from 1984 until 1990. He received his MBA in finance from Babson College in and a BA in economics and speech communication from Denison University.

Scott J. Ulm is the Co-Chief Executive Officer, Chief Investment Officer, and Head of Risk Management of ARMOUR. Mr. Ulm has 23 years of structured finance and debt capital markets experience, including mortgage backed securities. Since 2005, Mr. Ulm has been Chief Executive Officer of Litchfield Capital Holdings. From 1986 to 2005, he held a variety of senior positions at Credit Suisse both in New York and London including Global Head of Asset Backed Securities, Head of United States and European Debt Capital Markets and the Global Co-Head of Collateralized Debt Obligations, both cash and synthetic. While at Credit Suisse, Mr. Ulm was responsible for the underwriting and execution of more than $100 billion of mortgage and asset backed securities. Mr. Ulm has advised numerous U.S., European, and Asian financial institutions and corporations on balance sheet and capital raising matters. At Credit Suisse, he was a member of the Fixed Income Operating Committee and the European Investment Banking Operating Committee. Mr. Ulm holds a BA summa cum laude from Amherst College, an MBA from Yale School of Management and a JD from Yale Law School.

Board Member Biographies

Daniel C. Staton is the President, CEO and Director of Enterprise Acquisition Corp. and will be the Non-Executive Chairman of ARMOUR. Mr. Staton has over 10 years experience sourcing private equity and venture capital investments. Since 2003, he has been Managing Director of private equity firm Staton Capital LLC. Between 1997 and 2007, Mr. Staton was President of The Walnut Group, a private investment firm, where he served as initial investor Director of Build-A-Bear Workshop, initial investor in Deal$: Nothing Over a Dollar (until its sale to Supervalu Inc.), and Director of Skylight Financial. Prior to The Walnut Group, Mr. Staton was General Manager and Partner of Duke Associates from 1981 until its IPO in 1993, and then served as COO and Director of Duke Realty Investments, Inc. (NYSE: DRE) until 1997. Mr. Staton also served as Chairman of the Board of Storage Realty Trust from 1997 to 1999, when he led its merger with Public Storage (NYSE: PSA), where he continues to serve as a Director. Mr. Staton supplements his professional network by co-producing and investing in numerous Broadway musicals as well relationships with not-for-profit organizations. Mr. Staton majored in Finance at the University of Missouri and holds a B.S. degree in Specialized Business from Ohio University and a B.S. degree in Business (Management) from California Coast University.

Marc H. Bell is the Chairman of the Board of Directors and Treasurer of Enterprise Acquisition Corp. and will be a Director of ARMOUR. Mr. Bell has served as Managing Director of Marc Bell Capital Partners LLC, an investment firm which invests in media and entertainment ventures, real estate, and distressed assets, since 2003, and has also served as the President and Chief Executive Officer of FriendFinder Networks Inc. since 2004. Previously, Mr. Bell was the founder and President of Globix Corporation, a full-service commercial Internet Service Provider with data centers and a private network with over 20,000 miles of fiber spanning the globe. Mr. Bell served as Chairman of the Board of Globix Corporation from 1998 to 2002 and Chief Executive Officer from 1998 to 2001. Mr. Bell was also a member of the Board of Directors of EDGAR Online, Inc., an Internet-based provider of filings made by public companies with the SEC, from 1998 to 2000. Mr. Bell has also been a co-producer of Broadway musicals, and serves as a member of the Board of Trustees of New York University and New York University School of Medicine. Mr. Bell holds a B.S. degree in Accounting from Babson College and an M.S. degree in Real Estate Development from New York University.

Appendix B

Supplemental Materials

Investor Decisions

Both common shareholders and warrant holders must vote to ensure completion of acquisition

Book Value per Share Analysis

The following analysis illustrates the pro forma book value per share, assuming no investor redemptions and maximum investor redemptions

Assumptions
Deferred Underwriter Fees	3.00%
Trust/Share	$9.98
Current Share Price (7/27/09)	$9.85

	No Redemption	Max Redemption
Equity Analysis ($)
Cash in Trust (3/31/09)	249,434,399	249,434,399
Fees & Expenses:
Advisor and Deferred Underwriter Fees	8,002,584	3,708,447
Legal & Accounting	1,175,000	1,175,000
Other Transaction Expenses	727,300	727,300
Total Fees & Expenses	9,904,884	5,610,747
Less: Cash Used for Redemption	–	143,137,912
Less: Other Adjustments [1]	2,252,816	509,245
Pro Forma Equity	237,276,699	100,176,496

Share Count
Shares Outstanding	25,000,000	25,000,000
Shares Repurchased	–	14,346,248
Board Shares	100,000	100,000
Pro Forma Shares	25,100,000	10,753,752

Pro Forma BVPS ($)	9.45	9.32
Price / BVPS (x)	1.04	1.06

Notes: Financial data as of 3/31/09, market data as of 7/27/09

(1)

Includes dividend payment to maintain REIT eligibility and other purchase accounting adjustments. See merger proxy for full detail